PARAMOUNT RESOURCES LTD.

ANNOUNCES APPROVAL OF NORMAL COURSE ISSUER BID

(Calgary, November 18, 2008)  Paramount Resources Ltd. (“Paramount”) announces that it has made the necessary filings, and received the necessary approvals, to make a normal course issuer bid through the facilities of the Toronto Stock Exchange commencing November 20, 2008 and ending November 19, 2009, or on such earlier date as Paramount may complete its purchases under the bid.

A total of 3,387,456 common shares may be acquired under the bid, representing approximately 5 percent of the 67,749,124 common shares outstanding as of November 12, 2008.  Pursuant to section 628 of the TSX Company Manual, under the bid Paramount is permitted to acquire up to 25 percent of the average daily trading volume or 70,574 common shares per day.  Paramount will acquire its common shares at the market price at the time of purchase, with acquired shares being cancelled.

In the opinion of Paramount’s Board of Directors, Paramount’s common shares are, from time to time, undervalued by the market, and the cost of acquiring the shares is an expense prudently incurred by Paramount to increase shareholder value.

Paramount’s previous normal course issuer bid expired on May 6, 2008.  Under the previous bid, Paramount purchased 3,304,926 common shares at a weighted average price per common share of $16.61.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone:

(403) 290-3600

Fax:

(403) 262-7994